Vo 3-10-03

**ANAI 3/10/03

03014616

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-27911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA KAUFMAN & COMPANY

Applicant's Name: Sumner Kaufman

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Milk Street
(No. and Street)

Boston, MA 02109
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH. D.C. 165

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sumner Kaufman (617) 426-0444
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Starr, Finer, Starr LLP
(Name — *if individual, state last, first, middle name*)

1280 Soldiers Field Road, Boston, MA 02135
(Address) (City) (State) (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sumner Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaufman & Company, as of December 31, 2002, ~~19~~xx, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

X ______________________
Signature

Proprietor
Title

The foregoing document was acknowledged before me this 24 day of Feb by 2003
Joyce Barton
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMNER KAUFMAN
D/B/A
KAUFMAN & COMPANY

Balance Sheets as of December 31,

	2002	2001
ASSETS		
CURRENT:		
Cash and Cash Equivalent	$ 25,691	$ 4,503
Accounts Receivable (NOTE C)	181,644	245,833
Accrued Interest Receivable	550	805
Prepaid Expenses	1,743	12,598
Total Current Assets	209,628	263,739
PROPERTY AND EQUIPMENT, at Cost	93,491	107,301
Accumulated Depreciation	46,184	51,067
	47,307	56,234
OTHER:		
Marketable Securities - Available for Sale (NOTE D)	52,301	104,218
	$309,236	$424,191
LIABILITIES AND CAPITAL		
LIABILITIES:		
Current:		
Accounts Payable	$ 1,492	$ 30,069
Other Accruals	73,795	87,877
Total Current Liabilities	75,287	117,946
CAPITAL	233,949	306,245
	$309,236	$424,191

COMMITMENTS AND CONTINGENCIES (NOTE E)

(Reference is made to the accompanying notes)

STARR, FINER, STARR LLP

CERTIFIED PUBLIC ACCOUNTANTS
1280 SOLDIERS FIELD ROAD
BOSTON, MASS. 02135-1096

SHERMAN H. STARR, C.P.A.
ARTHUR G. GOLDSTEIN, C.P.A.
HARVEY SEGALOFF, C.P.A.
LOUIS J. KATES, C.P.A.

TELEPHONE: (617) 783-2500
(800) 783-9851
TELECOPIER: (617) 782-5954
www.starrllp.com

INDEPENDENT AUDITOR'S REPORT

Sumner Kaufman
d/b/a Kaufman & Company

We have audited the accompanying balance sheets of Sumner Kaufman d/b/a Kaufman & Company as of December 31, 2002 and 2001, and the related statements of (loss)/income and capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sumner Kaufman d/b/a Kaufman & Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

STARR, FINER, STARR LLP

Boston, Massachusetts
January 31, 2003